UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
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FORM SD

 SPECIALIZED DISCLOSURE REPORT

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Masonite International Corporation
(Exact name of registrant as specified in its charter)
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British Columbia, Canada	001-11796	98-0377314
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2771 Rutherford Road Concord, Ontario, Canada	L4K 2N6
(Address of principal executive offices)	(Zip Code)

James C. Pelletier
Senior Vice President, General Counsel and Corporate Secretary
(800) 895-2723
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 - Conflict Minerals Disclosure
Masonite International Corporation (the “Company”, "we", "us", "it" or "our") evaluated its current product lines as required by Rule 13p-1 under the Securities Exchange Act of 1934, and our Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD.
Item 1.01 - Conflict Minerals Disclosure and Report
Masonite is a leading global designer, manufacturer, marketer and distributor of interior and exterior doors for the new construction and repair, renovation and remodeling sectors of the residential and non-residential building construction markets. The Company has three principal product lines: residential doors, architectural doors and door components.
Certain of the Company’s operations manufacture products in which tin, tantalum, tungsten and/or gold may be necessary to the functionality of production of those products.
Conflict Minerals Disclosure
A copy of this Form SD and attached Conflict Mineral Report for the reporting period January 1, 2022 to December 31, 2022 is publicly available on our website at https://investor.masonite.com/Investors/Corporate-Governance/Corporate-Governance/default.aspx. The reference to Masonite’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and the Conflict Mineral Report and are not deemed filed with the U.S. Securities and Exchange Commission.
Item 1.02 - Exhibits
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 - Resource Extraction Issuer Disclosure
Item 2.01 - Resource Extraction Issuer Disclosure Report
Not applicable.
Section 3 - Exhibits
Item 3.01 - Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2022 to December 31, 2022

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MASONITE INTERNATIONAL CORPORATION

	/s/ James C. Pelletier	May 31, 2023
By:	James C. Pelletier
Senior Vice President, General Counsel and Corporate Secretary